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MAIL STOP 4546

August 4, 2017

Joseph McCann (for Suzanne Hayes, Assistant Director)

Office of Healthcare and Insurance

Divisions of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	McGraw Conglomerate Corporation
Pre-Effective Amendment No. 2 to Offering Statement on Form 1-A Filed May 25, 2017 File No. 024-10657

Dear Mr. McCann:

On May 25, 2017, in connection with the sale of up to 15,000,000 shares of common stock of McGraw Conglomerate Corporation (the “Company”) at $6.00 per share, we filed the Company’s Pre-Effective Amendment No. 1 to the Form 1-A originally filed December 23, 2016 (the “original filing”) with the Securities and Exchange Commission (“SEC”) pursuant to Regulation A (the “Regulation”) under the Securities Act of 1933, as amended (the “Securities Act”). In response to the staff’s associated June 22, 2017 SEC comment letter (the “current comment letter”) relating to the Company’s P.E. No. 1, we hereby file this response to the staff’s comments. Please note that this SEC Response Letter (being filed concurrently as a “Communication” on EDGAR) relates to Pre-Effective Amendment No. 2 (the “Amendment”) which is also being filed concurrently on EDGAR. This Response Letter responds to the comments in the indicated order.

Please note that the delay in filing this Amendment was principally due to making necessary arrangements with regard to the Plan of Distribution, including adding a selling agent in lieu of a self-underwritten component to the offering and to respond to your June 24 oral comments to which we, in part, indicated the following [as now edited due to the passage of time]:

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“…[P]lease be assured that we are happy to give the Staff comfort that McGraw Conglomerate meets the Rule 251(b)(3) eligibility standards as [this] Response Letter will establish; through a miscommunication with the client (we had understood the website was in beta and not accessible by members of the public). Moreover, effective by close of business Monday, June 26, 2017, the website was taken down and will continue to be down and unavailable to the public until the McGraw Form 1-A is declared effective. Further note that neither the Offering Circular nor the Invest Now button (and associated Subscription Agreement) was--and is not now--connected. Therefore, no one could have subscribed.  Indeed, no one has subscribed or sent money to McGraw…”

Later in June, I posed questions to staff attorney Dorie Yale relating to your current comment letter Comments 1 and 2 to “revise to identify targeted entities” (Comment 1) and “identify targeted entities” (Comment 2).  With the benefit of Ms. Yale’s input and, per the responses below, the Company has (i) entered into Letters of Intent with regard to two of the proposed acquisitions (because, with the passage of time, the relationships had moved far enough along to so justify) and (ii) in any event, all such proposed acquisitions have been identified with specificity and the discussions of industries have been concomitantly adjusted.

In the foregoing context, please be advised:

Part I

IIssuer Eligibility

Comment 1. “…Based on your disclosures and response to prior comment 1 concerning your business plan, we cannot agree that you presently satisfy the Rule 251(b)(3) eligibility requirement. Accordingly, please revise to identify targeted entities or, alternatively, withdraw the Form 1-A…”

Response: The Company has always had a business plan that was specific in character. As you know, the provisions of Regulation A (hereafter “Reg A”) Rule 251(b)(3) (the “Rule”) provides the following: “…Scope of the Exemption…The issuer of the securities…Is not a development stage company that either has no specific business plan or purpose, or has indicated that its business plan is to merge with or acquire an unidentified company or companies…”  In view of the latter clause of the Rule and the staff’s comments, all companies are now in the Offering Circular with specificity and, indeed, the relationship with two of the companies has progressed to the point they are now the subject to a Letter of Intent (and a “non-shop” claused).  Discussions will continue apace to take the “LOI” to a definitive agreement once the funding is achieved in the offering.  Given the foregoing facts and analysis, we would request the staff to defer to our opinion that McGraw is not disqualified under Rules 251 and/or 419.

Comment 2: “…With reference to comment 1 above, if you are unable to revise the Form 1-A to identify targeted entities, Regulation A is unavailable to you as an exemption from registration. Accordingly, you may not solicit interest from potential investors pursuant to Regulation A and should remove any Regulation A solicitation of interest materials from your company website and from the funding page available at:https://investment.mcgrawusa.com/ and all other Regulation A solicitation of interest materials located elsewhere (e.g., on YouTube at: https://www.youtube.com/watch?v=ag-vAHKjTtI) until such time as you satisfy the eligibility requirements of Rule 251(b)(3). If, however, you are able to identify targeted entities in response to comment 1 above, please confirm that all Regulation A solicitation of interest materials, including materials on the funding page and any video presentation(s) used prior to qualification of the offering, will satisfy the requirements of Rule 255(b) and that revised solicitation of interest materials will comply with Rule 255(d)…”

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Response: See Response to Comment 1 above. Indeed, revisions responsive to the staff’s comments have been incorporated into the Offering Circular per the staff comment, cited authority and discussion with the Staff.

Comment 3 “…We refer to the "Invest Now" link contained on your funding page. Please tell us whether to date you have accepted any investor money or accepted offers to buy your securities. Also, confirm that this "Invest Now" link, and any similar links containing statements contradictory to Rule 255(b)(1) through (3), will not be included with your pre-qualification solicitation materials and other communications…”

Response: The Invest Now button to the Company’s website is not operating and never has been so no sales could (or were) made. In view of the concerns about possible ineligibility to use of the Rule, effective by close of business June 26, 2017, the website was taken down and will continue to remain down and unavailable to the public until the Company’s Form 1-A is declared effective.

Comment 4: “…We note that your video presentation appears to contain statements inconsistent with information contained in your Offering Circular. For instance, we note the following:

•	Multiple statements on the video presentation indicate that investor money will "go to work immediately in multiple businesses," and that the company "will be well-diversified"; however, your disclosure on page 34 of the Offering Circular indicates that if you achieve the $500,000 offering minimum, then you will invest only in a single construction company; and

•	Your video presentation indicates that "every dollar" invested will go into a variety of businesses; however, your disclosure on page 34 of the Offering Circular indicates that up to 20% of offering proceeds could be allocated to legal fees and working capital.

Accordingly and with reference to comment 2 above, please revise your video presentation to remove any statements that are inconsistent with the Offering Circular. Alternatively, explain to us how the above referenced statements are consistent and revise the Offering Circular, as applicable…”

Response: The cited passages have been reconciled per the staff’s comment. We have filed as Exhibit 15.2 the associated screen shot of the revised text of the video as now edited and re-shot.

Part II

Cover Page of Offering Circular

Comment 5: “…We acknowledge your revised disclosures in response to comment 2. Please add the date of the offering circular and limit your disclosure to one page. See Part II, Item 1 of the Form 1-A. Please also identify which disclosure format is being followed. See subparagraph (a)(1) of Part II of Form 1-A for guidance…”

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Response: Revisions responsive to the staff’s comments have been incorporated into the Offering Circular, including date, Cover Page limited to one page and disclosure form being used.

Comment 6: “…Please revise to remove the disclaimer for the accuracy and sufficiency of your disclosure. Also tell us your basis for disclosing that you do not have liability for the authenticity of the information contained in the offering circular…”

Response: Revisions responsive to the staff’s comments have been incorporated into the Offering Circular, including to the associated disclaimer.

Since the Company’s proposed offering now has a Selling Agent (Alexander Capital), Alexander is required to clear its compensation arrangements with FINRA and will be seeking FINRA’s advice that it has no objections to the compensation arrangements prior to qualification.

We acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Upon completion of the review, we trust all comments will have been satisfied and you can advise us that the Company’s Registration Statement can be declared effective at a mutually convenient time, hopefully on or before August 31, 2017. We are prepared to file a Rule 461 Request for Acceleration to coordinate such date of effectiveness as soon as that would be productive.

Thank you for your assistance and prompt review of these materials.

I will call you next week to coordinate any remaining issues with the staff.

Very truly yours,

Randall S. Goulding, Esq.

SECURITIES COUNSELORS, INC.

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